SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                         HALO TECHNOLOGY HOLDINGS, INC.
                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                   40637E106
                                 (CUSIP Number)

                                  Adam Blonsky
                        c/o Crestview Capital Master, LLC
                            95 Revere Drive, Suite A
                              Northbrook, IL 60062
                                 (847) 559-0060


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2006

           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons 1 (entities only)
         Crestview Capital Master, LLC
         -----------------------------------------------------------------------

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
                 ---------------------------------------------------------------
         (b)     |X|
                 ---------------------------------------------------------------

   3.    SEC Use Only
         -----------------------------------------------------------------------

   4.    Source of Funds (See Instructions)
         WC
         -----------------------------------------------------------------------

   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)     |_|
         -----------------------------------------------------------------------

   6.    Citizenship or Place of Organization
         Delaware
         -----------------------------------------------------------------------

Number of    7.  Sole Voting Power
Shares           6,558,759 (See Item 4 and 5)
Beneficially     ---------------------------------------------------------------
Owned by
Each         8.  Shared Voting Power
Reporting        6,558,759  (See Item 4 and 5)
Person With      ---------------------------------------------------------------

             9.  Sole Dispositive Power
                 6,558,759 (See Item 4 and 5)
                 ---------------------------------------------------------------

             10. Shared Dispositive Power
                 6,558,759 (See Item 4 and 5)
                 ---------------------------------------------------------------

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person
         6,558,759
         -----------------------------------------------------------------------

   12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)   |_|
         -----------------------------------------------------------------------

   13.   Percent of Class Represented by Amount in Row (11)
         24.54%*
         -----------------------------------------------------------------------

   14.   Type of Reporting Person (See Instructions)
         OO
         -----------------------------------------------------------------------



* Based upon 26,723,244 issued and outstanding shares of Common Stock as of June 30, 2006, as reported in writing to the Reporting Persons by the Chief Legal Officer of the Issuer on July 18, 2006.

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons 1 (entities only)
         Crestview Capital Partners, LLC
         -----------------------------------------------------------------------

   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
                 ---------------------------------------------------------------
         (b)     |X|
                 ---------------------------------------------------------------

   3.    SEC Use Only
         -----------------------------------------------------------------------

   4.    Source of Funds (See Instructions)
         WC
         -----------------------------------------------------------------------

   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)     |_|
         -----------------------------------------------------------------------

   6.    Citizenship or Place of Organization
         Delaware
         -----------------------------------------------------------------------

Number of    7.  Sole Voting Power
Shares           6,558,759 (See Item 4 and 5)
Beneficially     ---------------------------------------------------------------
Owned by
Each         8.  Shared Voting Power
Reporting        6,558,759  (See Item 4 and 5)
Person With      ---------------------------------------------------------------

             9.  Sole Dispositive Power
                 6,558,759 (See Item 4 and 5)
                 ---------------------------------------------------------------

             10. Shared Dispositive Power
                 6,558,759 (See Item 4 and 5)
                 ---------------------------------------------------------------

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person
         6,558,759
         -----------------------------------------------------------------------

   12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)   |_|
         -----------------------------------------------------------------------

   13.   Percent of Class Represented by Amount in Row (11)
         24.54%*
         -----------------------------------------------------------------------

   14.   Type of Reporting Person (See Instructions)
         OO
         -----------------------------------------------------------------------


* Based upon 26,723,244 issued and outstanding shares of Common Stock as of June 30, 2006, as reported in writing to the Reporting Persons by the Chief Legal Officer of the Issuer on July 18, 2006.

      This Schedule 13D ("Schedule 13D") is being filed by Crestview Capital Master, LLC ("Crestview") and Crestview Capital Partners, LLC ("Crestview Partners") (each, a "Reporting Person" and collectively, the "Reporting Persons").

Item 1.   Security and Issuer.

     This statement on Amendment No. 3 to the Schedule 13D relates to the common stock, $0.00001 par value per share (the "Common Stock"), of Halo Technology Holdings, Inc. (formerly Warp Technology Holdings, Inc.) (the "Company" or the "Issuer"), a corporation organized under the laws of the State of Nevada. The address of the Issuer's principal executive offices is 200 Railroad Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2.  Identity and Background

(a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by each of the Reporting Persons. The Reporting Persons are making a joint filing due solely to (i) the ownership by Crestview of more than 5% of the Common Stock, (ii) the beneficial ownership of shares of Common Stock by Crestview Partners and (iii) the relationships among the Reporting Persons. While the Reporting Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act, each of the Reporting Persons hereby disclaims the existence and membership in a "group" and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons.

(b) The business address for each Reporting Person is c/o Crestview Capital Funds, 95 Revere Drive, Suite A, Northbrook, Illinois 60062.

(c) The principal business of each Reporting Person is purchasing, selling, trading and investing in securities.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) No Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

      Crestview: Delaware
      Crestview Partners: Delaware

Item 3. Source and Amount of Funds or Other Consideration

Crestview:

      On June 30, 2006, pursuant to a written agreement dated May 15, 2006 between Crestview and the Company, (i) Crestview converted 2,020,000 shares of Series C Convertible Preferred Stock (the "Preferred Stock") of the Company and received 2,020,000 shares of Common Stock and (ii) out of 2,020,000 Common Stock purchase warrants of the Company ("Warrants") owned by Crestview, (a) Crestview exercised, on a cashless basis, 1,010,000 Warrants and received 1,010,000 shares of Common Stock and (b) the Company cancelled the remaining 1,010,000 Warrants owned by Crestview as consideration for such cashless exercise. There was no consideration paid by Crestview to the Company in connection with these transactions.

      Since Crestview had previously waived the beneficial ownership limitations on exercise in the Warrants, as further described on Schedule 13D (Amendment No.
2) filed on July 24, 2006 with the Securities and Exchange Commission, the net result of the transactions described immediately above was to lower Crestview's beneficial ownership of Common Stock from 7,568,759 shares to 6,558,759 shares.

      In addition to the 3,030,000 newly issued shares of Common Stock described above, Crestview owns (i) a Subordinated Secured Promissory Note due August 2, 2009 of the Issuer which is convertible into 2,000,000 shares of Common Stock at a conversion price of $2.00 and (ii) an additional 1,528,759 shares of Common Stock.

Item 4. Purpose of Transaction

      The purpose of this Amendment No. 3 to the Schedule 13D is to report the transactions described in Item 3 above. All securities of the Issuer acquired by the Reporting Persons were acquired for investment purposes.

      The Reporting Person, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer

(a) Crestview Partners serves as the investment manager or general partner of Crestview, and as such has been granted investment discretion over investments including the Common Stock owned by Crestview. As a result of its role as investment manager to Crestview, Crestview Partners may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crestview. However, Crestview Partners does not (except indirectly as the sole Manager of Crestview) have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaims any ownership associated with such rights. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, in their capacity as managers of Crestview Partners, have delegated authority regarding the portfolio management decisions of Crestview Partners with respect to the Common Stock owned by Crestview. None of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Flink, Hoyt and Warsh may be deemed to be the beneficial owners of Common Stock held by Crestview. However, neither of Messrs. Flink, Hoyt and Warsh has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaim beneficial ownership of such shares of Common Stock. For purposes of this statement, each Reporting Person is reporting that:

      (i) Crestview. Crestview is the beneficial owner of 6,558,759 shares of Common Stock, which, to Crestview's knowledge, represents approximately 24.54% of the outstanding Common Stock as of the date hereof (based upon 26,723,244 issued and outstanding shares of Common Stock as of June 30, 2006, as reported in writing to the Reporting Persons by the Chief Legal Officer of the Issuer on July 18, 2006.).

      (ii) Crestview Partners. Crestview Partners is the beneficial owner of 6,558,759 shares of Common Stock, which, to Crestview Partner's knowledge, represents approximately 24.54% of the outstanding Common Stock as of the date hereof (based upon 26,723,244 issued and outstanding shares of Common Stock as of June 30, 2006, as reported in writing to the Reporting Persons by the Chief Legal Officer of the Issuer on July 18, 2006.).

(b) As described in Item 5(a) above, solely by virtue of certain relationships, the Reporting Persons may be deemed to share voting control of the shares of Common Stock owned by the other Reporting Person, however, each Reporting Person disclaims beneficial ownership over shares owned by such other Reporting Person.

(c) Except as set forth in Item 3 above, there have been no transactions in securities of the Issuer that were effected by the Reporting Person during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between each Reporting Person and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits.

      Not applicable.

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2006


CRESTVIEW CAPITAL MASTER, LLC

By: CRESTVIEW CAPITAL PARTNERS, LLC, its sole Manager


By: ___/s/ Robert Hoyt_____________
Name: Robert Hoyt
Title:  Manager


CRESTVIEW CAPITAL PARTNERS, LLC


By: __/s/ Robert Hoyt______________
Name: Robert Hoyt
Title:  Manager